UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: November 3, 2003

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☐	Form 40-F ☑

[indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 100(b)(1):    ☐]

[indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 100(b)(7):    ☐]

[indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐	No ☑

EXHIBIT INDEX
SIGNATURES
News Release dated Nov. 3, 2003

EXHIBIT INDEX

Number	Description

99.1	Press release dated November 3, 2003 reporting results for period ended September 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated (Registrant)

Date: November 3, 2003	By:	/s/ Robert S. Armstrong

Robert S. Armstrong,
Corporate Secretary